SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 9, 2023

Via EDGAR, Email and FedEx

Michael Killoy and Perry Hindin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Pitney Bowes Inc.

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on March 2, 2023 by Pitney Bowes Inc.

File No. 001-03579

Ladies and Gentlemen:

On behalf of our client, Pitney Bowes Inc. (the “Company,” “we” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2023, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 2, 2023, File No. 001-03579 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed a revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed March 2, 2023

General

1.	Please update the proxy statement and proxy card to reflect that on March 6, 2023, Hestia delivered a notice to the Company withdrawing its nomination of Carl J. Grassi and Kenneth T. McBride.

Response: In response to the Staff’s comment, we have supplemented the Background to the Solicitation section of the Revised Preliminary Proxy Statement and revised the proxy card to reflect the withdrawal by Hestia of its nominees Messrs. Grassi and McBride.

United States Securities and Exchange Commission

Division of Corporation Finance

March 9, 2023 Page 2

What vote is required, and how will my votes be counted...?, page 14

2.

We note the disclosure in the chart on page 14 states that broker discretionary voting is not permitted for Proposal 2. However, under the heading “Will my shares be voted if I do nothing? What is a broker non-vote?” the disclosure indicates that the broker will be able to exercise discretionary authority on Proposal 2 “[i]f you are a street name holder and a broker has not provided you with competing proxy materials from Hestia (in addition to the Company’s materials).” Please reconcile these two statements.

Response: In response to the Staff’s comment, we have revised the Revised Preliminary Proxy Statement to remove the implication that brokers will be able to exercise discretionary authority on Proposal 2.

Proposal 1: Election of Directors, page 42

3.

We note the statement that investors should “refer to Hestia’s proxy statement” for additional information regarding Hestia’s nominees. Please explain that such proxy statement is accessible without cost on the SEC website. See Item 7(f) of Schedule 14A.

Response: In response to the Staff’s comment, we have revised the Revised Preliminary Proxy Statement to inform stockholders that Hestia’s proxy statement is accessible without cost at www.sec.gov.

Stockholder Proposals and Nominations for the 2024 Annual Meeting, page 109

4.	Please delete the following reference in discussing the universal proxy rules “(once effective)” as the universal proxy rules are now in effect.

Response: In response to the Staff’s comment, we have revised the Revised Preliminary Proxy Statement to delete the aforementioned reference.

*        *        *         *        *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Jessica Wood at (212) 839-8743.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Daniel J. Goldstein

Executive Vice President, Chief Legal Officer & Corporate Secretary

Pitney Bowes Inc.